NEWS RELEASE 06-08	March 28, 2006

FRONTEER MOBILIZES SIX RIGS AND STARTS 8,000 METRE DRILL PROGRAM AT AGI DAGI
GOLD PROJECT, WESTERN TURKEY

Fronteer Development Group Inc (“Fronteer”) (FRG–TSX / AMEX) announced today that six drill rigs have been mobilized to the Agi Dagi Gold Project in western Turkey and have commenced an 8,000 metre drill program.

The immediate objective of this intensive exploration program is to expand the known resources at Agi Dagi, and concurrently move the project towards pre-feasibility.

Presently, the Agi Dagi Project comprises two separate resource areas referred to as the Baba Zone and the Deli Zone, which are located 3 kilometres apart on the same hill. The Deli Zone is open for expansion in all directions and the Baba Zone is open for expansion to the north-northwest and south-west. A significant amount of drilling will be focused on increasing the resource base at both of these gold centres. In addition, multiple new gold targets on the property will be drill tested including Fire Tower, Ayi Tepe, Tavsun Tepe and Ihlumar Ridge.

Giroux Consulting recently completed an initial mineral resource estimate of the project and calculated 217,000 indicated ounces of gold and 1,043,000 inferred ounces of gold along with 425,000 indicated ounces of silver and 4,697,000 inferred ounces of silver.

This is based on 7,800,000 tonnes at 0.86 g/t for 217,000 indicated and 34,780,000 tonnes at 0.93 g/t for 1,043,000 inferred ounces of gold, and 7,800,000 tonnes at 1.69 g/t for 425,000 indicated and 34,780,000 tonnes at 4.20 g/t for 4,697,000 inferred ounces of silver at Agi Dagi.

The Agi Dagi gold project is expected to be amenable to open-pit, heap leach mining methods. Metallurgical work on the oxide gold is underway at Kappes, Cassiday & Associates, the results of which are anticipated within the next few months. Preliminary leach results show encouraging gold recoveries in excess of 80%.

Agi Dagi is one of two gold projects in western Turkey being advanced by Fronteer. The other is called Kirazli, on which significant exploration and expansion is anticipated to commence in May, 2006.

Kirazli has a resource base of 244,000 indicated ounces of gold and 563,000 inferred ounces of gold along with 1,693,000 indicated ounces of silver and 3,859,000 inferred ounces of silver.

This is based on 5,430,000 tonnes at 1.40 g/t for 244,000 indicated and 17,810,000 tonnes at 0.98 g/t for 563,000 inferred ounces of gold, and 5,430,000 tonnes at 9.70 g/t for 1,693,000 indicated and 17,810,000 tonnes at 6.74 g/t for 3,859,000 inferred ounces of silver.

ABOUT FRONTEER

Fronteer is a ‘discovery stage’ exploration company focused on precious and strategic metals.

In addition to gold in Turkey, Fronteer is preparing for an upcoming drill program on two new gold projects in Jalisco State, Mexico called Clara and San Pedro.

Fronteer holds a 50.2% equity interest in Aurora Energy Resources Inc, (AXU-TSX) a newly listed TSX listed uranium company with a market capitalization of more than $200 million and an asset base that is underpinned by one of the largest undeveloped uranium deposits in Canada.

Fronteer also holds an option to acquire an 80% interest in a new copper-gold-uranium district in the Yukon called the Wernecke Breccias, on which regional exploration is scheduled to commence this summer.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Manager – Canada / Turkey for Fronteer Development Group Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

The Independent Qualified Person responsible for the gold resource estimates for Agi Dagi and Kirazli in Turkey is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. The current resources includes 7,800,000 tonnes @ 0.86 g/t gold for and Indicated Resource of 217,000 ounces and 34,780,000 tonnes @ 0.93 g/t gold for an Inferred Resource of 1,043,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 1.40 g/t gold for an Indicated Resource of 244,000 ounces and 17,810,000 tonnes @ 0.98 g/t gold for an Inferred Resource of 563,000 ounces at Kirazli. The current silver resources includes 7,800,000 tonnes @ 1.69 g/t silver for an Indicated Resource of 425,000 ounces and 34,780,000 tonnes @ 4.20 g/t silver for an Inferred Resource of 4,697,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 9.70 g/t silver for an Indicated Resource of 1,693,000 ounces and 17,810,000 tonnes @ 6.74 g/t silver for an Inferred Resource of 3,859,000 ounces at Kirazli. See Fronteer press release dated January 26, 2006.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration and potential mining method involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, and silver, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.